Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 4, 2013, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. Offeror (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror.

NOTICE OF OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

SOUNDBITE COMMUNICATIONS, INC.

at

$5.00 Net Per Share

Pursuant to the Offer to Purchase Dated June 4, 2013

by

SONAR MERGER SUB INC.

a wholly-owned subsidiary

of

GENESYS TELECOMMUNICATIONS LABORATORIES, INC.

Sonar Merger Sub Inc., a Delaware corporation (“Offeror”) and direct, wholly-owned subsidiary of Genesys Telecommunications Laboratories, Inc., a California corporation (“Genesys”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of SoundBite Communications, Inc., a Delaware corporation (“SoundBite”), at a purchase price of $5.00 per Share (the “Offer Price”), net to the seller in cash, without interest and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 4, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such broker, bank or other nominee to determine if any fees may apply. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Offeror intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON MONDAY, JULY 1, 2013, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, (1) there being validly tendered and not properly withdrawn a number of Shares that, together with all other Shares beneficially owned by Genesys or any of its controlled subsidiaries (including Offeror), represent at least a majority of the total number of then outstanding Shares on a fully diluted basis (the “Minimum Condition”) and (2) expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder. The Offer is also subject to the other conditions described in the Offer to Purchase. There is no financing condition to the Offer.

Offeror is making the Offer pursuant to the Agreement and Plan of Merger, dated as of May 20, 2013 (as it may be amended from time to time, the “Merger Agreement”), by and among Genesys, Offeror and SoundBite. The Merger Agreement provides, among other things, that following the consummation of the Offer, Offeror will merge with and into SoundBite (the “Merger”), with SoundBite continuing as the surviving corporation and becoming a direct, wholly owned subsidiary of Genesys (the “Surviving Corporation”). Each Share issued and outstanding immediately prior to the effective time of the Merger (the “Merger Effective Time”) (excluding Shares owned by (i) SoundBite (including treasury shares), Genesys or any of its subsidiaries (including Offeror), which will be canceled automatically and retired and will cease to exist, and no cash or other consideration will be delivered with respect thereto or (ii) stockholders of SoundBite who properly exercised their appraisal rights in compliance with Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into a right to receive an amount in cash equal to the Offer Price, payable without interest and less any applicable withholding taxes.

The Board of Directors of SoundBite (the “SoundBite Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, the tender and support agreements between Genesys, Offeror and certain stockholders of SoundBite (the “Support Agreements”), including the Merger and the Offer are advisable, fair to and in the best interests of SoundBite and its stockholders and (ii) approved, adopted and confirmed in all respects the Merger Agreement, the Support Agreements, the Offer, the Merger and the other transactions contemplated thereby. THE SOUNDBITE BOARD HAS UNANIMOUSLY RECOMMENDED THAT SOUNDBITE’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER. SoundBite has informed us that, after reasonable inquiry and to its best knowledge, each director or executive officer of SoundBite who owns Shares currently intends to tender Shares in the Offer, unless the tender would violate or conflict with applicable law.

The Offer will expire at 12:00 midnight, New York City time, at the end of the day on Monday, July 1, 2013 (such time and date, or the latest time and date to which the Offer may be extended, the “Expiration Time”), unless Offeror extends the Offer. If, on any then-scheduled Expiration Time, any of the conditions of the Offer have not been satisfied or waived, Offeror will extend the Offer on one or more occasions in consecutive increments of up to ten business days, until the earlier of (1) the date on which all of the conditions of the Offer are satisfied or waived, (2) the date on which the Merger Agreement is terminated in accordance with its terms and (3) November 20, 2013. Notwithstanding the foregoing, Offeror will extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission, or its staff. During any extension of the Offer, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

If, following the date on which Offeror accepts for payment all Shares validly tendered and not withdrawn pursuant to the Offer, the Offeror, together with Genesys or any direct or indirect subsidiary of Genesys, taken together, own less than ninety percent of the total outstanding Shares such that the Merger could not occur without a vote of SoundBite stockholders in accordance with Section 253 of the DGCL, Offeror will provide for one or more “subsequent offering periods” of not less than three nor more than twenty business days in the aggregate for all such subsequent offering periods in accordance with Rule 14d-11 of the Exchange Act. During a subsequent offering period, if any, any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price.

If Offeror extends the Offer or provides for or extends a subsequent offering period, Offeror will make a public announcement of such extension or provision by no later than 9:00 a.m., New York City time, on the next business day after the Expiration Time or, in the case of a subsequent offering period, the date of the termination of the prior subsequent offering period.

Offeror expressly reserves the right to waive any condition to the Offer or modify the terms of the Offer, except that, without the prior written consent of SoundBite, Offeror cannot: (1) reduce the number of Shares subject to the Offer, (2) reduce the Offer Price, (3) waive or amend the Minimum Condition, (4) add to the Offer Conditions or in any way modify any Offer Condition in any manner adverse to the holders of the Shares, (5) extend the Offer (except as required or permitted by the terms of the Merger Agreement), (6) change the form of consideration payable in the Offer or (7) otherwise amend the Offer in any manner adverse to the holders of Shares.

In order to take advantage of the Offer, you should either (1) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile copy) and any other required documents to the Depositary, and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, bank, trust company or other nominee, you must contact such broker, dealer, bank, trust company or other nominee to tender your Shares. If you desire to tender Shares, and certificates evidencing your Shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Offeror will be deemed to have accepted for payment Shares tendered when and if Offeror gives oral or written notice of Offeror’s acceptance to the Depositary. Offeror will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Offeror pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Time and, unless previously accepted for payment as provided herein, may also be withdrawn at any time after August 3, 2013. For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the properly withdrawn Shares. Withdrawals may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered. However, properly withdrawn Shares may be re-tendered at any time before the Expiration Time by again following the tender procedures described in the Offer to Purchase.

The exchange of Shares for cash pursuant to the Offer, during a subsequent offering period or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. All stockholders should consult with their own tax advisors as to the particular tax consequences of exchanging their Shares pursuant to the Offer, during a subsequent offering period or pursuant to the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

SoundBite has provided to Offeror its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to AST Phoenix Advisors, the information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth below and will be furnished promptly at Offeror’s expense. Neither Genesys nor Offeror will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

6201 15th Avenue

Brooklyn, New York 11219

Banks and Brokers, Please Call: (212) 493-3910

All Others Call Toll-Free: (877) 478-5038

June 4, 2013